File No. 812-[_______]

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

__________________

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act

In the Matter of

Professionally Managed Portfolios – Akre Focus Fund
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Akre Capital Management, LLC
2 W. Marshall Street
Middleburg, Virginia 20117
____________

Please send all communications, notices and orders to:

Akre Capital Management, LLC
Legal Department
PO Box 998
Middleburg, Virginia 20118

Elaine Richards
Professionally Managed Portfolios – Akre Focus Fund
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

With a copy to:

Paul M. Miller
Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001

This Application contains 23 pages.

As filed with the Securities and Exchange Commission on March 4, 2025.

TABLE OF CONTENTS

I.	INTRODUCTION	1
II.	THE APPLICANTS	2
III.	BACKGROUND	2
IV.	IN SUPPORT OF THE APPLICATION	3
V.	REQUEST FOR EXEMPTIVE RELIEF	9
VI.	LEGAL ANALYSIS AND DISCUSSION	9
VII.	CONDITIONS	16
VIII.	PROCEDURAL MATTERS	18
IX.	CONCLUSION	18

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of: Professionally Managed Portfolios – Akre Focus Fund Akre Capital Management, LLC
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act

File No. [ ]

I. INTRODUCTION

Professionally Managed Portfolios (the “Trust”) and Akre Capital Management, LLC.1 (“Akre” or the “Adviser” and, collectively with the Trust, “Applicants”) hereby file this application, as amended (the “Application”), for an order (“Order”) of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.2 Applicants request that the Order requested herein apply not only to existing series of the Trust actively managed and advised by Akre but also to other future open-end management investment companies registered under the 1940 Act and series thereof (each a “Fund,” and together, the “Funds”) that are actively managed and advised by the Adviser. The Funds will comply with the terms and conditions of the Application.

Applicants request an Order that would permit a Fund to offer a class of exchange-traded shares (each such class, an “ETF Class,” and such shares, “ETF Shares”) in addition to classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”).

The Order would provide Funds with two broad categories of relief: 1) the relief necessary to permit standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the 1940 Act (“ETF Operational Relief”) and 2) the relief necessary for a mutual fund to offer an ETF Class (“ETF Class Relief”).

Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of the Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices, rather than at the ETF Shares’ next-determined net asset value (“NAV”) per share; (ii) ETF Shares to be issued and redeemed in “Creation Units,” as defined in Rule 6c-11, except with respect to the Exchange Privilege (as defined and discussed below); (iii) certain affiliated persons of a Fund to purchase Creation Units with (or redeem Creation Units for) “Baskets,” as defined in Rule 6c-11; and (iv) certain Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Funds with the same relief as contained in Rule 6c-11, subject to the same conditions contained in Rule 6c-11.

1 The term “Adviser” includes (i) Akre and (ii) any entity controlling, controlled by or under common control with, Akre or its successors. For the purposes of the Order requested herein, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions in the Application.

Pursuant to the ETF Class Relief, the Order would permit a Fund to offer an ETF Class and Mutual Fund Classes. This multi-class structure would comply with Rule 18f-3 under the 1940 Act, except for certain ways in which an ETF Class and Mutual Fund Class would have different rights and obligations, as described below.

II. THE APPLICANTS

A.	The Trust and the Funds
The Trust is organized as a Massachusetts business trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust is organized as a series fund and has multiple series pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”) and the 1940 Act.

The Fund that initially would rely on the relief, Akre Focus Fund, is a separate investment portfolio of the Trust and pursues distinct investment objectives and strategies. This Fund is actively managed with an investment objective to achieve long-term capital appreciation.

Similar to its selection of the Fund, the Adviser will select additional Funds where it believes the multi-class structure is in the best interest of the ETF Class and Mutual Fund Class individually, and the Fund as a whole. Most Fund shareholders are long-term investors. The investor base for the Funds reflects a variety of shareholder types, including direct retail investors, clients represented by independent financial advisors, broker-dealers, employer-sponsored retirement plans, institutional investors, or other intermediaries (“Financial Intermediaries”).

B.	The Adviser
Akre Capital Management, LLC, a Delaware limited liability company, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, (the “Advisers Act”) and currently serves as the investment adviser to the Fund. The Adviser was founded in 1999 and serves as investment adviser to other advisory clients such as high net worth individuals, institutions, and private partnerships. As of September 30, 2024, the Adviser managed approximately $14.9 billion in assets.  The Adviser serves or will serve as the investment adviser to each Fund pursuant to an investment advisory agreement between the Trust or future open-end management investment company and the Adviser.

III. BACKGROUND

In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) to permit Vanguard to offer certain index-based open-end management investment companies with mutual fund classes and exchange-traded classes.3 In 2003, the Commission amended the original exemptive order to expand the relief to cover additional domestic equity index funds.4 Also in 2003, the Commission granted an exemptive order to permit Vanguard to offer international equity index funds with mutual fund classes and exchange-traded classes.5 Finally, in 2007, the Commission granted an exemptive order to permit Vanguard’s bond index funds to offer mutual fund classes and exchange-traded classes.6 Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become one of the major sponsors of index-based ETFs, with more than $2.34 trillion in assets invested through exchange-traded classes, representing almost 30% of all ETF assets in the United States.7 Vanguard funds with exchange-traded classes also have more than $3.3 trillion in assets invested through their mutual fund classes.8

3 Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order). The Commission itself, as opposed to the Commission staff acting under delegated authority, considered the original Vanguard application and determined that the relief was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. In the process of granting the order, the Commission also considered and denied a hearing request on the original application, as reflected in the final Commission order.

4 The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).

5 Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).

6 Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).

7 See Morningstar as of May 30, 2024. As of the date of this Application, only Vanguard has been afforded exemptive relief to offer open-end funds with both mutual fund classes and exchange-traded classes. Denying similar relief to additional industry participants would be inconsistent with the Commission’s stated mission of “protecting investors, maintaining fair, orderly, and efficient markets, and facilitating capital formation.” See U.S. Securities and Exchange Commission — Mission, https://www.sec.gov/about/mission (“Mission”). Consistent with the Mission’s notion that everyone should be treated fairly, Applicants should also be granted the ability to offer open-end funds with both types of classes, provided they meet the conditions set forth herein.

8 Id.

In 2019, the Commission adopted Rule 6c-11 under the 1940 Act to provide the exemptive relief necessary under the 1940 Act to permit ETF operations.9 However, the Commission determined not to provide the necessary exemptive relief to allow for ETF Classes as part of Rule 6c-11. The Adopting Release explains that ETF Class Relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with “Authorized Participants,” as defined in Rule 6c-11, on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the costs.10

The Commission concluded that a fund seeking to offer an ETF Class should request relief through the exemptive application process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.11

IV. IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below. As noted, the investor base for the Funds reflects a variety of shareholder types, including direct retail investors, clients represented by independent financial advisors, broker-dealers, employer-sponsored retirement plans, or other intermediaries, and institutional investors. Applicants continue to see demand for ETFs to help investors meet their distinct financial goals and look for opportunities to grow their lineup with innovative strategies that offer choice, value, and new opportunities to help meet the evolving needs of investors. Applicants are committed to providing customers choice in the investment products they offer.

9 Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (“Adopting Release”).

10       Adopting Release at 122-123.

11      Adopting Release at 124.

By offering a single portfolio of investments, with both Mutual Fund Classes and an ETF Class, investors can access a Fund’s strategy through their desired share class. Investors in both types of shares would benefit from the operational efficiencies of a single fund with multiple share classes as compared to two separate vehicles. The Fund as a whole would be larger, and all shareholders would benefit from operational cost efficiencies and economies of scale associated with larger asset pools. By having flows in and out of a single fund in both cash transactions and in creation unit transactions, the Fund would also be able to maximize opportunities for investment portfolio changes while avoiding or minimizing brokerage transaction costs and tax realization effects. In addition, having flows into and out of the Fund in cash (for mutual fund shares) and in kind and in cash (for ETF shares, through creation units) permits the Fund to meet mutual fund redemptions without having to sell portfolio securities to meet cash redemptions, thus avoiding brokerage and other transaction costs and tax realization events. Permitting a one-way mutual fund to ETF share exchange permits existing mutual fund shareholders to maintain continuity of investment while also permitting them to hold their favored type of investment without incurring an unnecessary tax realization event. Finally, the Fund and all of its shareholders would benefit from the long-term fund performance and track record in the strategy, permitting them to better understand how the fund’s strategy is implemented over longer market periods.

Applicants believe that the multi-class structure will allow an investor to choose the manner in which such investor wishes to hold interests in a Fund based on the share class characteristics that are most important to that investor. In assessing whether a particular Fund should have both Mutual Fund Classes and an ETF Class, the board of trustees of the Fund (“Board”), including the trustees who are not interested persons of the Fund under Section 2(a)(19) of the 1940 Act (“Independent Trustees”), will be asked to find that the multiple class plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole before such a structure is implemented. As required by Rule 18f-3, before any Board vote on a multiple class plan including an ETF Class and/or one or more Mutual Fund Classes, the trustees will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

Each Fund’s operations will be subject to ongoing monitoring, including monitoring by the Adviser of brokerage and other costs associated with portfolio transactions, cash positions, and the tax efficiency of the Fund. In the event that the Adviser identifies material issues in the functioning of the multi-class structure, the Adviser will notify the Board or a designated committee (“Committee”) thereof and present to the Board or Committee for its consideration, recommendations for appropriate remedial measures. The Board or Committee will then decide whether to take any corrective action. Potential actions may include, but are not limited to, refining the process to leverage the scale, efficiency and flexibility of the multi-class structure and manage flows, cash balances and portfolio rebalances with in-kind transactions and efficient rebalancing, modifying the Fund’s investment strategy, liquidating or combining one or more classes of the Fund, and restructuring a Fund’s ETF Class or Mutual Fund Class as shares of a separate Fund that offers only an ETF Class or one or more Mutual Fund Classes but is otherwise identical to the Fund (i.e., has the same Adviser, Board, investment objective(s) and fundamental investment policies). The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations. The Board or Committee may consider additional corrective measures if deemed necessary.

The Fund’s registration statement also will clearly describe the multi-class structure, including the key characteristics of, and any risks associated with, the multi-class structure, such as the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Investors therefore will be able to assess whether they wish to invest in the Fund, and through which type of class.

Applicants separately note that on April 15, 2024, Cboe BZX Exchange, Inc. (“Cboe”) has filed an application pursuant to Rule 19b-4 under the Securities Exchange Act of 1934, as amended, with the Commission proposing amendments to Cboe Rule 14.11(l).12 If approved by the Commission, the proposed amendments to Cboe Rule 14.11(l) would establish a path and set of conditions for Cboe to approve the “generic” listing and/or trading of ETF Classes issued by open-end investment companies that also offer Mutual Fund Class Shares in reliance on ETF Class Relief.

A.	Benefits to Fund Shareholders
Applicants believe that a Fund that offers both Mutual Fund Classes and an ETF Class would provide the following significant benefits to a Fund’s shareholders.

First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio transaction costs. This could be particularly true through the use of the custom basket flexibility permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow the Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund, which could help shareholders defer capital gains. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders.

With respect to existing Funds, the addition of ETF Classes would permit investors that prefer the ETF structure to gain access to established Funds’ investment strategies. Many Funds with existing Mutual Fund Classes have a well-established track record. Having higher assets under management and a performance history or track record can be important criteria for an ETF to qualify for some distribution platforms maintained by Financial Intermediaries. Any new share class to an existing Fund benefits from pre-existing assets and performance of the Fund, and increases the availability of the Fund to investors by opening a new distribution channel. Some retirement or “401(k)” plans do not offer ETFs to their plan participants because plan administrators do not accommodate intra-day trades; as a result, those investors choose mutual funds. By adding an ETF Share class, a Fund becomes an investment option for retirement investors, who can select the Mutual Fund Shares for retirement accounts, while other types of investors may choose ETF shares. For the existing Funds, then, adding an ETF Class would represent an additional distribution channel for the Fund that could lead to additional asset growth and economies of scale, which benefits the Fund and all of its shareholders.

Applicants also believe that establishing an ETF Class in an existing Fund could lead to cost efficiencies. ETFs are an increasingly popular choice for investors and a Fund that offers an ETF Class in addition to Mutual Fund Classes may attract additional investments to the Fund. Greater assets under management generally lead to cost efficiencies because the fixed costs associated with operating the Fund are spread over a larger asset base. In terms of Fund expenses, an ETF Class could have initial and ongoing advantages for all shareholders by increasing assets under management in the Fund. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.13

12 Cboe Rule 14.11(l) currently sets forth the “generic” listing standards applicable to the listing and/or trading on Cboe of ETFs that operate in reliance on the ETF Operational Relief.

13  See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”)

As described in greater detail below, Applicants also believe that an exchange feature could allow shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund. To the extent that some existing shareholders of Mutual Fund Shares would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares into the ETF Class of the same Fund rather than redeeming their Mutual Fund Shares and buying shares of another ETF. In so doing, the exchanging shareholder could save on transaction costs and potential tax consequences that may otherwise be incurred in redeeming their existing shares and buying separate ETF Shares of a different fund, and the Fund (and thus other shareholders) may also save on transaction costs and potential tax consequences that could otherwise arise if the Fund needed to sell portfolio holdings to raise cash to satisfy the redemption of Mutual Fund Shares.

Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.

While Mutual Fund Classes are typically intended for long-term investors, a Fund that offers ETF Shares in addition to Mutual Fund Classes could allow certain investors to engage in more frequent trading without disrupting the Fund’s portfolio. For example, models that rebalance periodically could trade in and out of the ETF Class on the secondary market. Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

Additionally, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to rebalance the portfolio. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Further, cash flows through a Fund’s Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions through the Fund’s ETF Class, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class can be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and smaller spreads in connection with the trading of ETF Shares in the secondary market by the Authorized Participants.14

14   Adopting Release at 83.

Finally, the addition of an ETF Class to an existing Fund with an established securities lending program would provide ETF shareholders with the benefit of income derived from securities lending. Not all Funds can participate in securities lending arrangements because these programs normally require a minimum lending capacity. For ETFs, the creation/redemption mechanism can make participation more complicated because select securities might not be desirable for loans.  By adding ETF Shares to an existing Fund that participates in securities lending, a Fund’s asset base is increased, and the Fund as a whole can optimize its benefit from generating fees on securities loans and income from the collateral investments.

B.	Adopting Release Concerns about ETF Classes
The Adopting Release indicates that ETF Classes raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with other classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share.

With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: 1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; 2) “cash drag” associated with maintaining cash positions necessary to satisfy mutual fund share class redemptions; and 3) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Adviser and the Board in determining whether a particular Fund should offer both Mutual Fund Classes and an ETF Class.

In terms of brokerage and other costs in connection with portfolio transactions, the Adviser will select Funds where it believes shareholders of all classes will benefit from the scale, efficiency and flexibility of the multi-class structure, and shareholder flows, cash balances and portfolio rebalances can be managed holistically with in-kind transactions and efficient rebalancing to the mutual benefit of shareholders of all classes, significantly reducing the potential risk to the ETF Class, which will be clearly disclosed.

As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through a stand-alone ETF. At times, an active ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in new positions. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the active manager might have incurred if otherwise forced to liquidate holdings to reposition the portfolio.

With respect to the impact of cash holdings on a Fund’s portfolio, the Adviser will select Funds where it believes cash balances (if needed) can be efficiently raised and equitized and/or are often part of the portfolio management strategy, and Mutual Fund Class cash flows can be efficiently used to effect rebalances. The availability of cash provides flexibility for more effective execution of portfolio management. In addition, given the current high interest rate environment, cash holdings can provide Funds with competitive returns. Further, most investors in existing Funds are long-term investors. As a result, Applicants do not expect the Funds that would offer ETF Classes to maintain cash balances at a level that would cause any significant cash drag on Fund performance.

Finally, the tax management of a Fund portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could limit a Fund’s realization of capital gains and reduce the unrealized capital gains for the Fund’s entire portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes.15 In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio (as described in connection with transaction costs above) and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings.

A portfolio manager also may engage in careful tax management through portfolio transactions and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies like the Funds, where the realization of some capital gains can be in connection with intentional portfolio management activity rather than as a result of generating proceeds to pay cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by the Rule 6c-11, Mutual Fund Classes do not provide daily portfolio transparency.16 Consistent with the requirements of Rule 6c-11, Applicants will publish the portfolio of each Fund that offers an ETF Class on a daily basis. The Fund currently makes portfolio holdings information available to shareholders on a delayed basis. The Adviser would only utilize an ETF Class structure where the Adviser believes that displaying the portfolio holdings of a Fund with both a Mutual Fund Class and an ETF Class on a daily basis would not negatively impact the shareholders of the Fund.

The Adviser and the Board will be attentive to the Commission’s concerns described in the Adopting Release, and Applicants have proposed conditions to the relief that seek to ensure that the Adviser and the Board focus on these issues with the initial approval of an ETF Class and on an ongoing basis. Applicants also will include appropriate disclosure in the Fund’s registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

15 The custom basket flexibility permitted under Rule 6c-11 has been proven to provide funds and shareholders of such funds with both Mutual Fund Classes and an ETF Class with certain tax benefits. Since adding ETF Classes to many of its mutual funds, we understand that Vanguard has used the dual-class structure in combination with portfolio management techniques and AP transactions to provide fund shareholders with tax benefits, including the elimination of substantially all capital gains distributions.

16 Adopting Release at footnote 433.

V. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule or regulation thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants believe that the requested relief described in this Application meets these standards.

VI. LEGAL ANALYSIS AND DISCUSSION

A.	ETF Operational Relief
With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same conditions contained in Rule 6c-11. Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with Mutual Fund Shares in addition to ETF Shares would not meet this definition.

In addition, the Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares. The Exchange Privilege will conform with Section 11(a) of the 1940 Act. In particular, any exchange would occur at the relative net asset values of the respective securities. To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the 1940 Act. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Fund through the Exchange Privilege may not satisfy this definition.

Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1. Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately such shareholder’s proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, Applicants request an Order under Section 6(c) granting an exemption from Sections 2(a)(32) and 5(a)(1) to permit a Fund to register or maintain its registration as an open-end management investment company and redeem ETF Shares in Creation Units only, except with regard to the Exchange Privilege.

2. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3. Section 22(e) of the 1940 Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

4. Sections 17(a)(1) and 17(a)(2) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit the Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

B.	ETF Class Relief
In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the 1940 Act in order for the Funds to offer ETF Classes.

1. Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act

Section 18(f)(1) of the 1940 Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends,” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.17 In proposing Rule 18f-3, the Commission discussed the concerns that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.18

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.19 Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.20

Applicants have identified six ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not, thus the benefits of an ETF (trading any time during market hours with advanced trading features, such as limit and stop loss orders) will only be available to the ETF Shares. Third, any Exchange Privilege will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Fund). Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to current Exchange requirements, the declaration date for ETF Shares would generally be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this regard). Sixth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), dividends on the Mutual Fund Shares are expected to be paid by the business day after ex-dividend date, whereas the payment date for ETF Shares is expected to be several days after the ex-dividend date.

17 See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

18 Id.

19 See supra footnote 12.

20 Applicants expect that the advisory fees charged to shareholders of all classes will generally be the same percentage amount.

2. Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.

(a) Leverage

The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

(b) Conflicts of Interest

While having more than one class of shares creates the potential for conflicts of interest between the classes, Applicants do not believe that the potential conflicts that could arise with respect to an ETF Class are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of specified formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i)	Potential conflicts of interest resulting from different classes declaring dividends on different days.
Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.

(ii)	Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.
Although Mutual Fund Shares and ETF Shares may both pay dividends, dividends on Mutual Fund Shares are expected to be paid by the business day after the ex-dividend date and can be automatically and immediately reinvested in additional Mutual Fund Shares at the NAV on the ex-dividend date, while the payment date for ETF Shares is expected to be several days after the ex-dividend date and ETF Class shareholders will not be able to reinvest their dividends until several days after the ex-dividend date.21 The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be out of the market for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the ETF Class shareholders are out of the market with respect to the amount of the dividend, those ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules results in a conflict between the share classes nor is inconsistent with the purposes underlying Section 18 of the 1940 Act for the following reasons:

◾	As noted above, Applicants do not believe the potential performance difference will be significant.
◾
Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

◾
Section 18 does not guarantee equality of performance among different classes of the same Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

◾
The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other desirable features of the instrument, such as intra-day trading.

21 Applicants note, however, that once the dividend is authorized by the Board and declared the shareholder generally has an enforceable right to the dividend amount and an ETF shareholder could place orders for additional shares based on that right.

◾	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.
(iii)	Potential inequitable voting power.
As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class Shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per each dollar of NAV (number of shares owned multiplied by the NAV per share) and a fractional vote per each fractional dollar amount. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would be affected.

(iv)	Cross-Subsidization.
As discussed above in section IV.B. of the Application, the Commission recently has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes. However, Applicants note as an initial matter that an inherent part of the open-end fund structure is the fact that some investors in the open-end fund will transact with a fund more frequently than others and in different amounts, which may generate transaction costs and tax realizations that are experienced by all remaining shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Fund as a general matter, a benefit that would be shared by all Fund shareholders.22

Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realization event caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multi-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole. Thus, Rule 18f-3 recognizes that the overall benefits to a Fund and its share classes of a mutualized structure outweigh potential conflicts among the classes from time to time. Those potential conflicts are manageable and disclosed to investors in advance of their investment decisions. As with all funds that have adopted a multi-class plan, the Board will monitor allocations under the plan to guard against cross-subsidization.

22 The addition of an ETF Class would also externalize costs associated with investment flows from authorized participants.

Applicants generally propose to take the same approach with respect to a Fund that would offer a Mutual Fund Class (or Mutual Fund Classes) and an ETF Class. However, in light of the Commission’s concerns, Applicants propose several conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Trustees, are focused on these issues as an initial and ongoing matter. As noted above, based on the characteristics of certain Funds and the Adviser’s historical investment approach, Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of certain Funds would benefit from the multi-class structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

(c) Investor Confusion

While Applicants believe the potential for investor confusion is very limited, Applicants intend to take the steps described below, which Applicants believe will minimize or eliminate any potential for investor confusion. Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are consistently among the highest volume securities on the Exchange on which they trade. Applicants believe that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.23 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.24 Applicants also believe that it is extremely unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

Applicants will take numerous steps to ensure that investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

◾
Different products, different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the Adviser, indicating that the shares are exchange-traded, rather than the Fund name.

◾	Separate prospectuses. There will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.

23 Adopting Release at 116.

24 Adopting Release at 124.

◾
Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

◾
Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

◾
No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

◾
Disclosure regarding dividends. The prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom the investor purchased shares makes such option available. Further, the prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if available and elected) may not occur until several days after the ex-dividend date.

◾	Educational material. The Adviser will provide plain English disclosure on the Funds’ website about ETF Shares and how they differ from Mutual Fund Shares.
Applicants believe that the efforts outlined above will ensure that interested investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

C.	Precedent
As noted above, the Commission has granted the requested relief on four previous occasions, as reflected in the Vanguard Orders.25 Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class. In addition, a new condition will require Applicants to provide the information necessary for shareholders to fully inform themselves of the characteristics of a Fund’s multi-class structure.

VII. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

25 See supra footnotes 3-6.

1. A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the 1940 Act, except that a Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege.

2. The ETF Shares of a Fund will not be advertised or marketed as shares of an open-end investment company or mutual fund. ETF Shares-related advertising material will prominently disclose that the ETF Shares are shares of an actively managed fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETF Shares are not individually redeemable and that holders of ETF Shares may acquire ETF Shares from a Fund and tender ETF Shares for redemption to a Fund in Creation Units only.

3. Consistent with the requirements of Rule 6c-11, the Adviser will publish the Fund portfolio on a daily basis for the Fund. A Fund will only utilize an ETF Class structure when the Board determines that displaying the portfolio holdings on a daily basis would not negatively impact the shareholders of the Fund.

4. Each Fund that issues an ETF Class will include appropriate disclosure in its registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

5. A Fund will comply with Rule 18f-3 under the 1940 Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application. As required by Rule 18f-3, before the first issuance of ETF Shares, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole. As required by Rule 18f-3, before any vote on a plan including an ETF Class, the trustees shall request and evaluate, and any agreement relating to the class arrangement shall require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

6. To assist in the initial Board consideration of the addition of an ETF Class to a Fund, the Adviser shall prepare a written memorandum for the Board evaluating the appropriateness of the ETF Class in light of the specific circumstances of the Fund and the investment strategy of the Fund. The Adviser shall provide information that the Board of the Fund deems relevant to the Board’s consideration of the ETF Class, which may include, among other information, historical data regarding cash inflows and outflows for the Mutual Fund Classes, portfolio turnover, brokerage and other costs associated with buying and selling portfolio securities, any impact on portfolio performance resulting from cash balances maintained to satisfy cash redemptions, and any distributable capital gains.  The report will assist the Fund Board in evaluating the potential for any conflicts between the Mutual Fund Classes and the ETF Class based on current and historical information as well as the reasonably anticipated transaction activity through the respective classes over the following year.

7. The Board of a Fund periodically will evaluate the class structure of the Fund. To inform this evaluation, the Board of the Fund will receive a report from the Adviser that provides information that the Board deems necessary to assist its evaluation, which may include, among other information, data regarding brokerage, operation costs, and other costs associated with portfolio transactions, cash holdings, or tax consequences for the Fund, as well as data concerning inflows and outflows on a per class basis.  The Board will consider whether the report suggests that conflicts of interest between the classes require additional Board attention.

VIII. PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Order without holding a hearing.

IX. CONCLUSION

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by Applicants. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act.

Applicants have caused this Application to be duly signed on their behalf on March 4, 2025.

Dated: March 4, 2025

PROFESSIONALLY MANAGED PORTFOLIOS, ON BEHALF OF
AKRE FOCUS FUND

By:      /s/ Elaine E. Richards
Name:  Elaine E. Richards
Title:  Secretary and Vice President

AKRE CAPITAL MANAGEMENT, LLC

By:                     /s/ John Neff
Name:  John Neff
Title: CEO and CIO

AUTHORIZATION

PROFESSIONALLY MANAGED PORTFOLIOS

In accordance with Rule 0-2(c) under the 1940 Act, Elaine E. Richards in her capacity as Secretary of Professionally Managed Portfolios (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to her general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on February 12, 2025:

RESOLVED, that the Board hereby authorizes and directs the officers of the Funds, with the assistance of legal counsel, to prepare and file with the Securities and Exchange Commission (“SEC”) an application, and any and all amendments thereto, as may be necessary (the “Application”), requesting an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act, and Rule 22c-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Funds that will allow each Fund to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded (mutual fund classes), in a form satisfactory to such officers and counsel to the Funds, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby;

FURTHER RESOLVED, that the proper officers of the Funds are hereby authorized, with the advice of counsel, to take all necessary, appropriate or desirable actions, including consultation with the SEC staff, consistent with the objective of the Board, to carry out the foregoing resolutions.

/s/ Elaine E. Richards
Elaine E. Richards	March 4, 2025
Secretary

AUTHORIZATION

AKRE CAPITAL MANAGEMENT, LLC

In accordance with Rule 0-2(c) under the 1940 Act, John Neff states that all actions necessary to authorize the execution and filing of this Application by Akre Capital Management, LLC have been taken, and that as CEO and CIO thereof, he is authorized to execute and file the same on behalf of Akre Capital Management, LLC.

/s/ John Neff
John Neff	March 4, 2025
CEO and CIO

VERIFICATION

PROFESSIONALLY MANAGED PORTFOLIOS

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Professionally Managed Portfolios, that she is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Elaine E. Richards
Elaine E. Richards	March 4, 2025
Secretary and Vice President

VERIFICATION

AKRE CAPITAL MANAGEMENT, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Akre Capital Management, LLC, that he is the CEO and CIO of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John Neff
John Neff	March 4, 2025
CEO and CIO